STARFIELD RESOURCES INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOVEMBER 10, 2005

Proxy Solicited By
Management of Starfield Resources Inc.

The undersigned shareholder of Starfield Resources Inc. (the "Corporation") constitutes and appoints:

GLEN INDRA, President, Chief Executive Officer and Director of the Corporation,

or failing him

GLEN MACDONALD, a director of the Corporation,

or instead of either of the above:

_____________________ of _____________________

as proxy for the undersigned, with power of substitution, to attend, act and vote on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on November 10, 2005, and at any adjournment or adjournments of such meeting, in the same manner, to the same extent and with the same power as if the undersigned were present and, without limiting the general authorization given, the person indicated above is specifically directed to vote on behalf of the undersigned in the following manner:

1.	Vote ☐	Withhold from voting ☐
in respect of the election as directors of the nominees referred to in the Information Circular issued in connection with the meeting.

2.	Vote ☐	Withhold from voting ☐

in respect of the appointment of Loewen Stronach & Co., Chartered Accountants, as auditors until the next annual meeting of shareholders and the authorizing of the directors to fix the auditor's remuneration.

3.	Vote ☐	Withhold from voting ☐
in respect of the approval of the Corporation's Incentive Stock Option Plan.

4.	On any other matters that may properly come before the meeting in such a manner as the proxy may see fit.

In the absence of any specification above, the indicated appointee shall be deemed to have been granted authority to vote the shares represented by this proxy in favour of the election of directors, the appointment of the auditors and the approval of the Incentive Stock Option Plan as indicated in the Information Circular.

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION AT THE DIRECTION OF THE BOARD OF DIRECTORS. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT THEM AT THE MEETING OTHER THAN ONE OF THE PERSONS LISTED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF SUCH PERSON (WHO NEED NOT BE A SHAREHOLDER) IN THE BLANK SPACE PROVIDED IN THE FIRST PARAGRAPH OF THIS FORM OF PROXY.

This proxy form must be signed by the shareholder or their attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal and by an officer or attorney duly authorized by the Corporation, and must be received at the offices of Computershare Investor Services Canada, 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the annual meeting or any adjournment of the meeting.

The undersigned revokes any instrument of proxy previously given and ratifies and confirms all that the person indicated above may do by virtue of this proxy.

DATED this ___ day of ______________________, 2005.

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Signature of Shareholder

Name of Shareholder (please print)

Number of Shares Held

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